Exhibit 4.4

AMENDMENT NUMBER THREE TO THE

METLIFE INDIVIDUAL DISTRIBUTION SALES DEFERRED COMPENSATION PLAN

(As effective January 1, 2010)

The MetLife Individual Distribution Sales Deferred Compensation Plan is hereby amended, effective January 1, 2013, as follows:

1. Section 8 is hereby amended by restating it in its entirety to read as follows:

“8.	Matching Contributions.

(a) If a Participant has a valid deferral election to make contributions to SIP throughout a calendar year, the Participant’s Matching Contribution Account shall be credited with the amount of Matching Contribution (if any) with which the Participant’s SIP account would have been credited under the terms and provisions of the SIP without application of certain Tax Code limitations under Code sections 41 5 and 40 1(a)(17) with respect to compensation deferred into this Plan.

(b) Effective January 1, 2013, if a Participant has a valid deferral election to make contributions to SIP throughout a calendar year, the Participant’s Matching Contribution Account under this Plan will no longer be credited with the Matching Contribution (if any) that would have been credited to the Participant’s SIP account without application of certain Tax Code limitations referenced in (a) above. Instead, the Metropolitan Life Auxiliary Savings and Investment Plan shall be credited with the amount of Matching Contribution (if any) with which the Participant’s SIP account would have been credited under the terms and provisions of the SIP without application of the Tax Code limitations described in (a) above, with respect to compensation deferred into this Plan. The funds in the Participant’s Matching Contribution Account in this Plan that accrued prior to January 1, 2013 will remain in this Plan and governed by the terms of this Plan. Only prospective Matching Contributions accrued on or after January 1, 2013 are impacted by this subsection (b).

(c) Notwithstanding the foregoing, no Matching Contributions shall be credited in favor of a Participant during the suspension of such Participant’s deferrals pursuant to Section 4.5 of this Plan. A Participant’s Matching Contribution Account shall vest or be forfeited to the same extent, and on the same vesting schedule, that such Matching Contributions would have vested or been forfeited under the terms of the qualified 401(k) plan the Participant actively participated in at the time of deferral, notwithstanding any accelerated vesting under the SIP for individuals who transfer to MetLife Bank. A Participant’s Matching Contributions made to the Metropolitan Life Auxiliary Savings and Investment Plan in accordance with subsection 8(b) of this Plan shall vest and otherwise be governed by the terms of the Metropolitan Life Auxiliary Savings and Investment Plan.”

IN WITNESS WHEREOF, the Plan Administrator has caused this Amendment to be adopted this 26th day of December, 2012.

PLAN ADMINISTRATOR

/s/ Andrew J. Bernstein
Andrew J. Bernstein

ATTEST:

/s/ Mark J. Davis

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